Filed by TOTVS S.A. pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Linx S.A.

Filer’s Commission File Number: [●]

Subject Company’s Commission File Number: 001-38954

Date: September 1, 2020

TOTVS S.A.

Publicly-Held Corporation

Corporate Taxpayer ID (CNPJ/ME) 53.113.791/0001-22

Company Registry (NIRE): 35.300.153.171

Material fact

TOTVS S.A. (B3: TOTS3) (“Company” or “TOTVS”), following the material fact released on August 14, 2020, with respect to the proposed business combination (“Transaction”) with Linx S.A. (“Linx”), informs that, the applicable corporate documentation, that is, the Protocolo e Justificação (“Protocol”) is in final stage of review and will be submitted to Linx's independent directors during the course of this week, reflecting the conditions of the firm and detailed proposal sent by TOTVS to the management of Linx on August 14, 2020 and already under widespread review and evaluation by the market.

As informed to Linx’s independent directors, the Protocol will provide for a payment by TOTVS to Linx of a fee in the amount of R$ 100 million if, after approval by the shareholders of TOTVS and Linx, the transaction is not approved by CADE. The fee is structured in compliance with the limits provided by Brazilian law for application of penalties of this nature, including with respect to the ultimate authority of the general shareholders meeting in the evaluation of any proposal which approval is subject to such shareholders meeting.

In this way, TOTVS will continue to respect Linx’s shareholders free exercise of voting rights without interference of third-party interests, as required by law and in the best interest of the company, and TOTVS offer will bring no illegitimate financial consequences for Linx.

In addition, a draft of the registration statement on Form F-4 as required by the Securities and Exchange Commission (“SEC”) for the Transaction is at an advanced stage of preparation and will shortly be submitted to the examination of the SEC. Likewise, TOTVS has completed the preparation of its initial documentation for submission of the Transaction to CADE - Administrative Council for Economic Defense, and the and the preparation of the ancillary reports required by applicable law for the Transaction is already advanced, including the reports related to the allocation of goodwill resulting from the business combination at market value.

In this context, the submission of the proposals presented by TOTVS and StoneCo Ltd., respectively, for business combinations with Linx in one and the same Linx general shareholders meeting would be in the best interest of Linx shareholders and in accordance with the requirements of the laws and regulations applied by publicly-held companies subject to the CVM (Comissão de Valores Mobiliários) regulation, especially Event 2.1 of CVM’s Risk Based Supervision Program Supervision-Based Program Risk.

For all these reasons, and in respect to the fiduciary duties of the independent directors of Linx and the preservation of the full right of choice of Linx shareholders, we believe it is essential that all available proposals to this date are submitted simultaneously to the same general shareholders meeting of Linx.

TOTVS will keep its shareholders and the market informed about the relevant developments related to the matter discussed herein.

São Paulo, September 1, 2020

Gilsomar Maia Sebastião

Chief Financial and Investor Relations Officer

Investor Relations

Phone.: (+55 11) 2099-7773/7097/7089/7105

ri@totvs.com.br http://ri.totvs.com/

No Offer or Solicitation

This communication is for informational purposes only and is neither an offer to sell nor a solicitation of an offer to subscribe for or buy shares, nor is it a substitute for any offer materials that TOTVS will, if required, file with the U.S. Securities and Exchange Commission (“SEC”). No offer of securities will be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, or pursuant to an exemption therefrom.

Additional Information and Where to Find It

In connection with the proposed business combination, TOTVS may file with the SEC relevant materials, including, in the case of a registered offering in the U.S., a  tender offer statement on Schedule TO (including an Offer to Purchase, and related documents) (the “Schedule TO”) and/or a registration statement (unless an exemption from registration is available) containing a prospectus and other documents regarding the proposed business combination (a “Registration Statement”), each of which shall be amended as necessary. INVESTORS ARE URGED TO READ THE SCHEDULE TO, REGISTRATION STATEMENT AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY DECISION ABOUT THE PROPOSED BUSINESS COMBINATION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TOTVS, LINX AND THE PROPOSED BUSINESS COMBINATION AND RELATED MATTERS. The Schedule TO and the Registration Statement (if and when filed) and all other documents filed with the SEC in connection with the proposed business combination will be available when filed, free of charge, on the U.S. SEC’s website at www.sec.gov. In addition to the Schedule TO and Registration Statement (if and when filed) and all other documents filed by TOTVS with the SEC in connection with the proposed business combination will be made available, free of charge, on TOTVS’s investor relations website at http://ri.totvs.com/

Forward-Looking Statements

This communication may contain forward-looking statements based on current assumptions and forecasts made by TOTVS’s management. These statements are statements that are not historical facts, and are based on TOTVS’s management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company or the proposed business combination, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors, as well as the ability to successfully complete the proposed business combination and realize the anticipated benefits of the proposed business combination, delays in obtaining any approvals required for the proposed business combination, or an inability to obtain them on the terms proposed or on the anticipated schedule, or the failure of any of the conditions to the proposed business combination to be satisfied. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations. TOTVS assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.